UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE TO
Tender Offer Statement Under Section 14(d)(1) or 13(e)(1) of
the Securities Exchange Act of 1934
RALCORP HOLDINGS, INC.
(Name of Subject Company)
CONAGRA FOODS, INC.
(Names of Filing Persons — Offeror)
Common Stock, $.01 par value
(Title of Class of Securities)
751028101
(Cusip Number of Class of Securities)
Colleen Batcheler
Executive Vice President, General Counsel and Corporate Secretary
ConAgra Foods, Inc.
One ConAgra Drive
Omaha, NE 68102
Telephone: (402) 240-4000
(Name, Address and Telephone Number of Person Authorized to Receive Notices
and Communications on Behalf of Filing Persons)
Copies to:
George R. Bason, Jr.
Arthur F. Golden
Davis Polk & Wardwell LLP
450 Lexington Avenue
New York, New York 10017
Telephone: (212) 450-4000
☑      Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:
☐      third-party tender offer subject to Rule 14d-1.
☐      issuer tender offer subject to Rule 13e-4.
☐      going-private transaction subject to Rule 13e-3.
☐      amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer. ☐

ConAgra Foods Issues Statement Regarding Ralcorp Holdings, Inc
OMAHA, Neb., Jul 14, 2011 (BUSINESS WIRE) — ConAgra Foods, Inc. (NYSE: CAG) issued the following statement:
“We have seen the announcement from Ralcorp and we believe our proposed acquisition of all of Ralcorp continues to be in the best interests of their shareholders.”
About ConAgra Foods
ConAgra Foods, Inc., (NYSE: CAG) is one of North America’s leading food companies, with brands in 97 percent of America’s households. Consumers find Banquet, Chef Boyardee, Egg Beaters, Healthy Choice, Hebrew National, Hunt’s, Marie Callender’s, Orville Redenbacher’s, PAM, Peter Pan, Reddi-wip, Slim Jim, Snack Pack and many other ConAgra Foods brands in grocery, convenience, mass merchandise and club stores. ConAgra Foods also has a strong business-to-business presence, supplying frozen potato and sweet potato products as well as other vegetable, spice and grain products to a variety of well-known restaurants, foodservice operators and commercial customers. For more information, please visit us at http://www.conagrafoods.com.
SOURCE: ConAgra Foods, Inc.
ConAgra Foods, Inc.
Media
Teresa Paulsen, 402-240-5210
Vice President, Corporate Communication
teresa.paulsen@conagrafoods.com
or
Analysts
Chris Klinefelter, 402-240-4154
Vice President, Investor Relations
chris.klinefelter@conagrafoods.com
http://www.conagrafoods.com
This release does not constitute an offer to sell or the solicitation of an offer to buy any securities. No tender offer for the shares of Ralcorp Holdings has been made at this time. In connection with any tender offer, if made, ConAgra Foods will file relevant materials, which may include a tender offer statement and/or other documents, with the SEC. ALL INVESTORS AND SECURITY HOLDERS OF RALCORP HOLDINGS ARE URGED TO READ ANY SUCH DOCUMENTS FILED WITH THE SEC BY CONAGRA FOODS CAREFULLY AND IN THEIR ENTIRETY, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT ANY SUCH POTENTIAL TRANSACTION. Investors and security holders will be able to obtain free copies of any documents filed with the SEC by ConAgra Foods through the website maintained by the SEC at http://www.sec.gov. Copies of any such documents will also be available free of charge on ConAgra Foods’ internet website at www.conagrafoods.com or by contacting ConAgra Foods’ Investor Relations department at (402) 240-4157.
This release includes forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements are based on ConAgra Foods’ current expectations and they include, among others, statements regarding expected synergies and benefits of a potential combination of ConAgra Foods and Ralcorp Holdings. There is no assurance that a potential transaction will be consummated, and there are a number of risks and uncertainties that could cause actual results to differ materially from the forward-looking statements made herein. These risks and uncertainties include the timing to consummate a potential transaction between ConAgra Foods and Ralcorp Holdings, the ability and timing to obtain required regulatory approvals, ConAgra Foods’ ability to realize the synergies contemplated by a potential transaction, ConAgra Foods’ ability to promptly and effectively integrate the businesses of Ralcorp Holdings and ConAgra Foods and those risks and uncertainties discussed in ConAgra Foods’ filings with the SEC, including its most recent annual report on Form 10-K and subsequent reports on Forms 10-Q and 8-K. Investors and security holders are cautioned not to place undue reliance on these forward-looking statements, which apply only as of the date of this release. ConAgra Foods does not undertake any obligation to update its forward-looking statements to reflect events or circumstances after the date of this release.